Exhibit 99.1

VOLUNTARY UNCONDITIONAL CASH OFFER

by

EPICSOFT ASIA PTE. LTD.

(Company Registration No.: 201428300H)

(Incorporated in the Republic of Singapore)

to acquire all the issued and paid-up ordinary shares in the capital of

BAN LEONG TECHNOLOGIES LIMITED

(Company Registration No.: 199303898C)

(Incorporated in the Republic of Singapore)

COMPLETION OF COMPULSORY ACQUISITION UNDER

SECTION 215(1) OF THE COMPANIES ACT 1967 OF SINGAPORE

1.	INTRODUCTION

1.1	Epicsoft Asia Pte. Ltd. (the “Offeror”) refers to:

(a)	the offer announcement dated 30 April 2025 by the Offeror in relation to the voluntary conditional cash offer (the “Offer”) for all the issued and paid-up ordinary shares (excluding treasury shares) in the capital of Ban Leong Technologies Limited (the “Company”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers;

(b)	the announcement dated 21 May 2025 by the Offeror in relation to the despatch of the notification of the electronic dissemination of the offer document dated 21 May 2025 containing the terms and conditions of the Offer (the “Offer Document”) and its related documents;

(c)	the Offer Document;

(d)	the announcement dated 27 May 2025 by the Offeror in relation to, amongst other things, the Offer being declared unconditional in all respects;

(e)	the announcement dated 12 June 2025 by the Offeror in relation to, amongst other things, (i) the Offeror’s entitlement and its intention to exercise its right under Section 215(1) of the Companies Act to compulsorily acquire all the Shares of the Shareholders who have not accepted the Offer; and (ii) the Offeror’s intention to proceed to delist the Company from the Singapore Exchange Securities Trading Limited (“SGX-ST”) following such compulsory acquisition;

(f)	the announcement dated 2 July 2025 by the Offeror in relation to the close of the Offer and final level of acceptances under the Offer;

(g)	the announcement dated 15 July 2025 by the Offeror in relation to the despatch of a letter to Shareholders who have not accepted the Offer (the “Dissenting Shareholders”) in connection with the intention of the Offeror to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act to compulsorily acquire all the Shares held by the Dissenting Shareholders (the “Compulsory Acquisition”) and the relevant notices in the form prescribed pursuant to Section 215(1) and Section 215(3) of the Companies Act respectively; and

(h)	the announcement dated 18 August 2025 by the Offeror in relation to the exercise of its right of Compulsory Acquisition.

1.2	Unless otherwise defined, capitalised terms in this Announcement shall bear the same meaning as set out in the Offer Document.

2.	COMPLETION OF COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE COMPANIES ACT

2.1	The Offeror wishes to announce that the Compulsory Acquisition has been completed on 25 August 2025. As at the date of this Announcement, the transfer of the Shares of the Dissenting Shareholders to the Offeror has been effected and payment for such Shares has been despatched to the Dissenting Shareholders.

2.2	Accordingly, the Company is now a wholly-owned subsidiary of the Offeror. The Company will be delisted from the Official List of the SGX-ST with effect from 9.00 a.m. (Singapore time) on 26 August 2025.

Issued by

EPICSOFT ASIA PTE. LTD.

25 August 2025

IMPORTANT NOTICE:

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the current expectations, beliefs, hopes, intentions or strategies of the party making the statements regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results or outcomes may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and the Offeror does not undertake any obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.

2